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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-47915

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER:
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

Calvert Investment Distributors, Inc.

4550 Montgomery Ave., Ste. 1000N
(No. and Street)

Bethesda	**MD**	**20814**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Enderson **(301) 951-4800**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

7900 Tysons One Place	**McLean**	**VA**	**22102-4219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





AFFIRMATION

I, Robert J. Enderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Calvert Investment Distributors, Inc. (the "Company") as of December 31, 2016, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature | Date: February 28, 2017

Vice President, Corporate Finance Officer
Title

Notary Public

TRAKEDA PERRY
MY COMMISSION EXPIRES
NOTARY
PUBLIC
12/8/19
MONTGOMERY COUNTY MD

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Calvert Investment Distributors, Inc.

(SEC I.D. No. 8-47915)

Statement of Financial Condition
as of December 31, 2016,
and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.

CALVERT INVESTMENT DISTRIBUTORS, INC.

TABLE OF CONTENTS



Deloitte & Touche LLP
7900 Tysons One Place
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Calvert Investments Distributors, Inc.:

We have audited the accompanying statement of financial condition of Calvert Investment Distributors, Inc. (a wholly owned subsidiary of Calvert Investments, Inc. (an indirectly wholly owned subsidiary of Ameritas Mutual Holding Company)) (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Calvert Investment Distributors, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the statement of financial condition, the Company allocates revenues and expenses to and from its affiliates under a written agreement amongst all parties effective as of January 1, 2005 and amended October 18, 2010. These revenues and expenses relate to product distribution, marketing, facilities, rent expense and other general and administrative activities. Accordingly, the Company's financial condition does not necessarily reflect what might have occurred had the Company been operated outside its affiliated group.

As discussed in Note 1 to the statement of financial condition, substantially all of the business assets of Calvert Investments Management, Inc., an affiliated entity, were purchased by a third party on December 30, 2016. Effective January 3, 2017, the Company was replaced as the principal underwriter of the Calvert mutual funds.

Deloitte & Touche LLP

February 28, 2017

CALVERT INVESTMENT DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 8,071,839
Investments in affiliated mutual funds (at fair value)	22,984,230
Due from affiliates of Calvert Investment Distributors, Inc.	7,685,836
Due from Calvert mutual funds	2,529,449
Income taxes receivable	1,180,619
Prepaid expenses and other assets	140,892
Deferred tax asset, net of valuation allowance	54,058
Property and equipment (net of accumulated depreciation of $225,398)	125,900
TOTAL ASSETS	$42,772,823

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 6,004,394
Due to affiliateds of Calvert Investment Distributors, Inc.	5,785,003
Accrued payroll and related liabilities	922,283
Total liabilities	12,711,680
COMMITMENTS AND CONTINGENCIES:	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share — authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	25,891,655
Total stockholder's equity	30,061,143
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$42,772,823

See notes to statement of financial condition.

CALVERT INVESTMENT DISTRIBUTORS, INC.

1. DESCRIPTION OF BUSINESS

Calvert Investment Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Investments, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("S.E.C.") the under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provided distribution services to a related group of Calvert Mutual Funds ("Funds"). The Company also committed resources to serving institutional and high net-worth clients who accessed investment management services on a direct basis and through financial intermediaries. The Parent is owned by Ameritas Life Insurance Corporation ("ALIC"). ALIC is a wholly owned subsidiary of Ameritas Holding Company ("AHC") which in turn is a wholly owned subsidiary of the Ameritas Mutual Holding Company ("Ameritas").

On December 30, 2016 substantially all of the business assets of Calvert Investment Management, Inc., an affiliate of the Company, were sold to Eaton Vance Corp. Effective January 3, 2017, the Company was replaced as original underwriter of the Calvert Funds. This transaction will result in the cessation of operations of the company, as it will no longer be acting as the distributor of the Funds. Cessation of operations is expected but no formal plan of liquidation has been adopted as of February 28, 2017.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related notes to the financial statements. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact our financial condition and results of operations. Material estimates in which management believes near-term changes could reasonably occur include estimates made for income taxes.

Distribution and underwriter — The Company sold Calvert open-end mutual funds under four primary pricing structures: front–end load commission ("Class A"); level-load commission ("Class C"); institutional no-load ("Class I", also referred to as "Institutional Class"); and retirement plan no-load ("Class R").

Investments — Investment securities are reported at fair value and are held in the trading portfolio. Fair value is estimated using quoted market prices of transactions recorded on trade date basis.

Property and Equipment — Property and equipment are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of five years. Furniture and fixtures are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of ten years.

Income Taxes — The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result from new information, resolution of an issue with the taxing authorities, or changes in laws or regulations.

Subsequent Events — The Company has evaluated subsequent events through February 28, 2017, the date this financial statement was issued.

3. RELATED PARTY TRANSACTIONS

As of December 31, 2016, the Company held investments in shares of the Funds with a fair value of approximately $22,984,000.

The Company, the Parent, and affiliates consisting of Calvert Investment Administrative Services Company, Calvert Investment Management Company, Inc. ("CIM"), and Calvert Investment Services, Inc., provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by AHC. An affiliate of the Company made contributions to these plans on the Company's behalf under a written agreement with AHC. The Parent's contribution to these plans are based on percentages of employees' salaries and totaled approximately $1,341,000 in 2016.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees of the Company. The Parent bases payments under these plans on the attainment of certain performance goals in the current as well as future years.

5. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of Ameritas. The Members' federal tax benefit is determined on a separate-return basis. The Company generally files separate state income tax returns. In states where a consolidated return is filed, with its Parent, the distribution of the consolidated state income tax results is determined on a separate income tax return basis. The Members' current tax sharing agreement with Ameritas is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing Ameritas, which will compensate any Member for the use of its losses or tax credits. The Company recognizes interest accrued related to unrecognized tax benefits. For the year ended December 31, 2016, the Company had no interest and penalties accrued for uncertain tax positions.

The Company is subject to taxation in the United States and various states. As of December 31, 2016, the Company's tax years, generally, for 2013–2016 are subject to examination by the tax authorities. At December 31, 2016, the Company had no realized federal or state operating or capital loss carry forward available.

Deferred taxes as of December 31, 2016, represent the net tax effect of temporary differences between bases of assets and liabilities for financial reporting and tax purposes as follows:

Deferred tax assets:	
Compensation accruals	$ 242,237
State income taxes	8,282
Total deferred tax assets	250,519
Valuation allowance	8,282
Total deferred tax assets net of valuation allowance	242,237
Deferred tax liabilities:	
Net unrealized gains on investments	(166,459)
Other	(21,720)
Total deferred tax liabilities	(188,179)
Net deferred tax assets	$ 54,058

6. FAIR VALUE MEASUREMENTS

The Company follows the FASB ASC 820 Fair Value Measurements and Disclosures topic that requires financial assets and liabilities that are carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. A description of the valuation techniques applied to the Company's major categories of assets measured at fair value on a recurring basis follows:

Level 1 — Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include retail and institutional mutual funds.

Level 2 — Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company did not hold any Level 2 assets in 2016.

Level 3 — Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company did not hold any Level 3 assets in 2016.

All investments were comprised of shares of the Funds, the fair value of which is determined using closing net asset values. All investments were classified as Level 1 measurements as of December 31, 2016.

7. COMMITMENTS AND CONTINGENCIES

Litigation — The Company and an affiliate have recently reached a tentative agreement with the S.E.C. regarding certain actions relating to the sales and distribution of fund shares. The Company has been indemnified by its Parent for any and all financial liability. The Company is also involved

in various legal and regulatory matters arising in the ordinary course of business. Management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

9. SEVERANCE LIABILITY

As a result of the sale of Calvert Investment Management, Inc.'s assets, the Company reduced headcount and has a severance liability of $.3 million as of December 31, 2016 which is expected to paid in 2017.

10. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the S.E.C.'s uniform net capital rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2016, the Company had net capital of $14,896,755 which was $14,049,310 in excess of the required net capital of $847,445. The Company's ratio of aggregate indebtedness to net capital was .85 to 1.

* * * * * *

CALVERT INVESTMENT DISTRIBUTORS, INC.
Exemption Report

Calvert Investment Distributors, Inc. ("CID" or the "Company") is a registered broker-dealer subject to the Securities Exchange Commission Rule 17a-5, promulgated under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from January 1, 2016 through December 31, 2016.

CALVERT INVESTMENT DISTRIBUTORS, INC.

I, Robert Enderson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Robert Enderson_
    Vice President Corporate Finance

Date of Report: February 28, 2017



Deloitte & Touche LLP
7900 Tysons One Place
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Calvert Investments Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Calvert Investment Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1786***MIXED AADC 220
47915 FINRA DEC
CALVERT INVESTMENT DISTRIBUTORS INC
ATTN: CORPORATE ACCOUNTING 4550 MONTGOMERY AVE STE 1000N
BETHESDA MD 20814

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Enderson 301-951-4862

2. A. General Assessment (item 2e from page 2)		$ 1,916
B. Less payment made with SIPC-6 filed (exclude interest) 8/9/2016 Date Paid		(953)
C. Less prior overpayment applied		(∅)
D. Assessment balance due or (overpayment)		963
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		∅
F. Total assessment balance and interest due (or overpayment carried forward)		$ 963
G. **PAYMENT: √ the box** **Check mailed to P.O. Box ☐ Funds Wired ☒** **Total (must be same as F above)**	$ 963	
H. Overpayment carried forward	$(∅)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Calvert Investment Distributors, Inc.
(Name of Corporation, Partnership or other organization)

Robert Enderson
(Authorized Signature)

Dated the 27 day of February, 2017.

VICE PRESIDENT - CORPORATE FINANCE
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 40,125,534

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ∅

(2) Net loss from principal transactions in securities in trading accounts. — ∅

(3) Net loss from principal transactions in commodities in trading accounts. — ∅

(4) Interest and dividend expense deducted in determining item 2a. — ∅

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ∅

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 432,649

(7) Net loss from securities in investment accounts. — ∅

Total additions — 432,649

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 37,742,856

(2) Revenues from commodity transactions. — ∅

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ∅

(4) Reimbursements for postage in connection with proxy solicitation. — ∅

(5) Net gain from securities in investment accounts. — 2,028,823

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ∅

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ∅

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ∅

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ ∅

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ∅

Enter the greater of line (i) or (ii) — ∅

Total deductions — 39,771,679

2d. SIPC Net Operating Revenues — $ 766,504

2e. General Assessment @ .0025 — $ 1,916

(to page 1, line 2.A.)

2

Deloitte.

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102-5974
USA

Tel: +1 703 251 1000
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors of
Calvert Investments Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Calvert Investment Distributors, Inc. (the "Company") and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a difference of $10.3 million.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2017